UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Prescient Applied Intelligence, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

740 925 102

(CUSIP Number)

Sharad K. Tak 400 Professional Drive, Suite 420, Gaithersburg MD 20879 (301) 840-2220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1 (f) or 240.13d-1 (g), check the following box. [ ]

CUSIP No. 740 925 102	Page 2 of 6

1	NAME OF REPORTING PERSONS SHARAD KUMAR TAK
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b)	[ ] [ ]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (See Instructions)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		6,652,067
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH		N/A
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH
		6,652,067

	10	SHARED DISPOSITIVE POWER

		N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,652,067

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**:

18.1%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

(*)	Based on 35,162,523 shares outstanding as of May 16, 2005.

CUSIP No. 740 925 102	Page 3 of 6

Item 1. Security and Issuer.

     The statement relates to the Common stock of the Company. The Company’s executive offices are located at 1247 Ward Avenue, Suite 200, West Chester, Pennsylvania 19380.

Item 2. Identity and Background.

(a) This statement is filed by Sharad K. Tak, who owns 100% of the interests in Tak Investments, LLC.

(b) The business address for Tak Investments, LLC and Mr. Tak is 400 Professional Drive, Suite 420, Gaithersburg MD 20879.

(c) Mr. Tak is the President of E-Com Systems, a leading provider of EDI solutions for retailers and their trading partners. Tak Investments, LLC was created as a holding company for the Prescient shares.

(d) During the last five years, neither Mr. Tak nor any executive officer or member of Tak Investments, LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Mr. Tak nor any executive officer or member of Tak Investments, LLC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or findings of any violation with respect to such laws.

(f) Mr. Tak is a citizen of the United States of America. Tak Investments, LLC is a Delaware limited liability company.

CUSIP No. 740 925 102	Page 4 of 6

Item 3. Source and Amount of Funds or Other Consideration.

     The funds used to acquire the shares of Prescient were personal funds supplied by Mr. Tak.

Item 4. Purpose of the Transaction.

     The purpose of the acquisition by Tak Investments, LLC was to purchase and acquire securities of the Company for investment purposes.

     The Common Stock and Warrant Purchase Agreement dated as of May 4, 2005 by and among Prescient, Tak Investments, LLC and certain holders of Series F Preferred Stock (the “Purchase Agreement”) grants Tak Investments, LLC a right of first refusal with respect to its pro rata share of future offerings of the Company’s capital stock by the Company for a period of one year, with certain Company stock issuances excluded.

     Additionally, pursuant to the Purchase Agreement and a Letter Agreement by and among the Company and Tak Investments, LLC dated May 4, 2005, Mr. Tak has the right to have his designee appointed to the board of directors of the Company, if not already done so, within 20 days of the Company’s 2005 Annual Meeting of the Shareholders.

Item 5. Interest in Securities of the Issuer.

1.	The Reporting Person, Mr. Tak.

(a)	Amount beneficially owned: 6,652,067 shares of Common Stock.

(b)	Percent of Class: 18.1%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote: 6,652,067

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or direct the disposition of: 6,652,067

(iv)	shared power to dispose or direct the disposition of: 0

2.	Tak Investments, LLC- same as Mr. Tak, see above.

     Tak Investments, LLC acquired the following securities of the Company on May 5, 2005:

     1. 5,117,976 shares of the Company’s Common Stock in exchange for $2,250,000 pursuant to the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, Prescient has agreed to use its best efforts to complete a subsequent financing of at least $1,500,000 within 120 days of May 5, 2005 (the “Subsequent Financing”). If the price per share in the Subsequent Financing is less than $.44 per share, then Prescient shall issue additional shares of Common Stock to Mr. Tak or his designee in an amount equal to the number of shares that would have been issued at such lower price for the consideration paid under the Purchase Agreement, less the number of shares already issued at the May 5, 2005 closing. Additionally, the number of shares issued to Tak Investments, LLC pursuant to the Purchase Agreement will be doubled if the Subsequent Financing is not completed within 120 days of the closing of the Purchase Agreement; and

     2. The ability to purchase up to 1,534,091 shares of the Company’s Common Stock, pursuant to the terms of a Warrant by and between Prescient and Tak Investments, LLC. The Warrant is immediately exercisable at $1.00 per share, and if the Subsequent Financing is not completed within 120 days of the May 5, 2005 closing, the exercise price of the warrant shares will be reduced to $.50 per share.

CUSIP No. 740 925 102	Page 5 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Texas.

     To the knowledge of Mr. Tak and Tak Investments, LLC, on the date hereof, except to the extent set forth herein or in the Exhibits herewith, neither Mr. Tak nor Tak Investments, LLC has any other contracts, arrangements, understandings or relationship(legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Common Stock and Warrant Purchase Agreement dated as of May 4, 2005 by and among Prescient, Tak Investments, LLC and certain holders of Series F Preferred Stock

Exhibit 2. Letter Agreement by and between the Company and Tak Investments, LLC

Exhibit 3. Warrant for the purchase of shares of Common Stock issued in the name of Tak Investments, LLC

Exhibit 4. Lock-Up Agreement by and between the Company and Tak Investments, LLC

Exhibit 5. Registration Rights Agreement dated as of May 5, 2005

CUSIP No. 740 925 102	Page 6 of 6

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2005

/s/ Sharad K. Tak
Sharad K. Tak

Tak Investments, LLC

/s/ Sharad K. Tak
By: Sharad K. Tak
Its: President